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                           August 18, 2020

       Sandra Gardiner
       Chief Financial Officer
       Pulse Biosciences, Inc.
       3957 Point Eden Way
       Hayward, California 94545

                                                        Re: Pulse Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 14,
2020
                                                            File No. 333-246346

       Dear Ms. Gardiner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Andrew Hoffman